PRECISE PORTIONS, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

CONTENTS



HARRIS, HARDY & JOHNSTONE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Members
Precise Portions, LLC
Richmond, Virginia

We have reviewed the accompanying financial statements of Precise Portions, LLC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Harris, Hardy & Johnstone, P.C.

Richmond, Virginia
July 30, 2018

300 Arboretum Place, Suite 660, Richmond, Virginia 23236 Tel: 804-560-0560 Fax: 804-560-0553 hhjcpa.com

PRECISE PORTIONS, LLC

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 7,043	$ 1,146
Accounts receivable	23,244	77,556
Inventory	79,027	174,471
Prepaid expenses	1,895	1,589
TOTAL CURRENT ASSETS	111,209	254,762
PROPERTY AND EQUIPMENT		
Furniture and equipment	26,045	26,045
Less: Accumulated depreciation	(15,006)	(11,212)
NET PROPERTY AND EQUIPMENT	11,039	14,833
OTHER ASSETS		
Intangible assets, net of accumulated amortization of $47,676 and $43,002 in 2017 and 2016, respectively	22,726	27,400
	$ 144,974	$ 296,995

	2017	2016
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 11,426	$ 24,099
Credit cards payable	205,338	171,281
Short-term loans payable	13,826	15,471
Due to related parties	52,770	42,770
Due to members	314,022	322,969
TOTAL CURRENT LIABILITIES	597,382	576,590
MEMBERS' DEFICIT	(452,408)	(279,595)
	$ 144,974	$ 296,995

PRECISE PORTIONS, LLC

STATEMENTS OF INCOME AND MEMBERS' DEFICIT

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
NET SALES	$ 351,383	$ 479,821
COST OF SALES	216,135	188,696
GROSS PROFIT	135,248	291,125
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Credit card and merchant fees	67,533	87,925
Contract labor	44,179	33,572
Interest	38,241	26,928
Advertising and marketing	28,547	16,794
Shipping and handling	20,555	32,378
Professional services	13,995	14,571
Travel and entertainment	9,703	23,914
Depreciation and amortization	8,468	8,466
Convention	7,684	-
Telephone	5,480	6,672
Miscellaneous	4,824	3,644
Guaranteed payments	4,737	16,474
Automobile	4,396	4,117
Office	4,333	6,142
Rent	2,726	8,913
Dues and subscriptions	2,725	3,914
Taxes and licenses	2,707	4,460
Research and development	2,696	1,300
Bank charges	2,628	1,624
Insurance	2,470	1,700
Commissions	1,783	704
Domains	70	650
Contributions	10	1,500
Bad debts	-	9,510
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	280,490	315,872
OPERATING LOSS	(145,242)	(24,747)

See Independent Accountant's Review Report and Notes to Financial Statements

PRECISE PORTIONS, LLC

STATEMENTS OF INCOME AND MEMBERS' DEFICIT - Continued

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
OTHER INCOME		
Miscellaneous income	1	6,844
Loss on disposal of assets	-	(493)
TOTAL OTHER INCOME	1	6,351
NET LOSS	(145,241)	(18,396)
Members' deficit, beginning of year	(279,595)	(188,400)
Distributions to members	(27,572)	(72,799)
MEMBERS' DEFICIT, END OF YEAR	$ (452,408)	$ (279,595)

PRECISE PORTIONS, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (145,241)	$ (18,396)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation and amortization	8,468	8,466
Loss on disposal of assets	-	493
(Increase) decrease in		
Accounts receivable	54,312	(64,599)
Inventories	95,444	(11,130)
Prepaid expenses	(306)	(1,589)
Increase (decrease) in		
Accounts payable	(12,673)	(8,569)
Credit cards payable	34,057	35,021
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	34,061	(60,303)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (payments to) short-term loans	(1,645)	1,474
Proceeds from related party loans	10,000	42,770
Proceeds from (payments to) member loans	(8,947)	65,133
Distributions to members	(27,572)	(72,799)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(28,164)	36,578
NET INCREASE (DECREASE) IN CASH	5,897	(23,725)
CASH, beginning of year	1,146	24,871
CASH, end of year	$ 7,043	$ 1,146
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 38,241	$ 26,928

See Independent Accountant's Review Report and Notes to Financial Statements

PRECISE PORTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Precise Portions, LLC, formerly Blue Horizon Development, LLC (the "Company") was formed May 21, 2004 and is in the business of providing portion control dinnerware, offered to retailers, health care providers and through direct internet sales.

Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and reported amounts of revenue and expenses during the reporting periods. Accordingly, actual amounts could differ from those estimates.

Sales Tax
The Commonwealth of Virginia and counties within the Commonwealth impose a sales tax on all of the Company's sales to non-exempt customers. The Company collects that sales tax from customers and remits the entire amount to the Commonwealth. The Company's accounting policy is to exclude the tax collected and remitted to the Commonwealth from revenue and cost of sales.

Income Taxes
The Company has elected under the Internal Revenue Code to be a limited liability company. The members separately account for their prorata share of the Company's items of income, deductions, losses and credits. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

Uncertain Tax Positions
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company to determine if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Company's tax returns are no longer subject to examination for years prior to 2014.

Cash Equivalents
Cash equivalents include all deposits in banks and highly liquid investments with original maturity dates of less than three months. The carrying value of cash equivalents approximated fair value because of the short maturities of those financial instruments.

PRECISE PORTIONS, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2017 AND 2016

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Accounts Receivable
Accounts receivable are recorded when invoices are issued and are presented in the balance sheet at the amount management expects to collect. An allowance for uncollectible accounts has not been recorded by the Company, since management of the Company believes all accounts receivable shown on the balance sheet are collectible.

Inventories
Merchandise inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property and Equipment
Property and equipment are stated at historical cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets.

Intangible Assets
Intangible assets are primarily capitalized start-up costs. It also includes the cost of capitalized trademark and patents. Intangible assets are amortized on a straight-line basis over 15 years.

Advertising
Advertising costs are expensed as incurred.

Shipping and Handling
Sales delivery costs have not been included in cost of sales, they are included in selling, general and administrative expenses.

NOTE B - SHORT-TERM LOANS

The Company has been offered sequential, small, short-term loans through Amazon Lending, in the name of the members. At December 31, 2017 the loan had an outstanding balance of $4,764, at 16.9% interest, with payments of $834 due monthly through June 2018. Payments are deducted from proceeds of Amazon sales. The loan is secured by all assets of the Company.

The Company has been offered several, small, short-term loans through an online lender, in the name of the members. At December 31, 2017 the loans had a combined outstanding balance of $9,062, at 31.3% interest, with payments of $3,357 monthly through June 2018. The loan is secured by all assets of the Company, and the guarantee of the members.

NOTE C - RELATED PARTY TRANSACTIONS

The Company received advances from related parties. These advances were utilized to fund on-going working capital. The advances are noninterest-bearing and due on demand.

PRECISE PORTIONS, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2017 AND 2016

NOTE D - MEMBER LOANS

The Company received advances from members. These advances were utilized to fund on-going working capital. The advances are noninterest-bearing and due on demand.

NOTE E - SUBSEQUENT EVENTS

In the preparation of its financial statements, the Company considered subsequent events through July 30, 2018, which was the date the financial statements were available to be issued.

During 2018 the Company intends to raise $500,000 in capital with funding from a Crowdfunding campaign and the sale of units to third party investors.